July 24, 2006

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mellissa Campbell Duru

RE:	DRDGOLD Limited

Application for Qualification of Trust Indenture on Form T-3

Filed June 16, 2006

File No. 22-28811 (the “Application”)

Dear Mrs. Duru:

On behalf of DRDGOLD Limited (the “Company”), we are writing to respond to the Staff’s comments set forth in your letter, dated July 14, 2006 (the “Comment Letter”), with respect to the above referenced filing of the Company. The number of responses and headings set forth below correspond to the numbered comments and headings in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in italics and precedes each of the Company’s responses.

General

Comment 1:	Consistent with the requirements of Form T-3, ensure that you include updated disclosure with your next amendment. In this regard, we note disclosure that will need to be updated pursuant to Items 5 and 7 of Form T-3 and the revisions that will need to be made to specifically incorporate the revised Offering Memorandum dated June 30, 2006 that was filed as an exhibit to the Form TO-I/A in June 30, 2006.

Securities and Exchange Commission

July 24, 2006

Response:	In response to the Staff’s comment the Company has updated the disclosure in Items 4, 5 and 7 of the Application and has incorporated by reference the Amended and Restated Offering Memorandum, dated June 30, 2006.

Item 3. Affiliations, page 3

Comment 2:	We refer you to Instruction 3 to Item 3 of Form T-3. Please revise your disclosure in this section to clearly delineate the relationship of the listed parties to the applicant, inclusive of the amount of ownership the applicant has in each entity. The current presentation is not clear.

Response:	In response to the Staff’s comment the Company has revised the disclosure in Item 3 by inserting a diagram as Annex A to the Application presenting the affiliates of the Company, the respective percentages of voting securities held by the Company in such affiliates, and the relationship of each affiliate to the Company and the other affiliates of the Company.

Closing Comments

Contemporaneous with this filing the Company is providing a statement acknowledging that:

•      should the Commission or the Staff, acting pursuant to delegated authority, declare the Application effective, it does not foreclose the Commission from taking any action with respect to the Application;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Application effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Application; and

• the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile 011-44-20-7072-7171. If you would like to discuss any aspect of the Company’s response, please call me on

Securities and Exchange Commission

July 24, 2006

011-44-20-7519-7171, or in my absence, my colleague Maria Protopapa, on 011-44-20-7519-7072.

Sincerely,

/s/ Richard A. Ely
Richard A. Ely

cc:	Securities and Exchange Commission, Division of Corporation Finance:
H. Roger Schwall, Assistant Director
Timothy Levenberg, Special Counsel

DRDGOLD Limited:
John Sayers, Chief Financial Officer
Niel Pretorius, Group Legal Counsel

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